<SEC Correspondence>

MedicalCV, Inc
9725 South Robert Trail
Inver Grove Heights, Minnesota 55077
(651) 452-3000

March 17, 2006

Writer’s Direct Dial:

(651) 234-6699

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          MedicalCV, Inc.

Form 10-KSB/A

File No. 0-33295

Ladies and Gentlemen:

On behalf of MedicalCV, Inc. (File No. 0-33295), pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, we are providing an EDGAR transmission of the Company’s Form 10-KSB/A for the fiscal year ended April 30, 2005.  This Form 10-KSB/A reflects changes in classification of certain items in the Company’s statement of operations for the fiscal year ended April 30, 2005, and reports a material weakness in the Company’s internal control over financial reporting.  The Company has restated its financial statements for the fiscal year ended April 30, 2005, to change the classification of certain sales and marketing expenses and certain general and administrative expenses from continuing operations to discontinued operations.  The costs for which the classification has been changed are related directly to our discontinued heart valve business.  The changes in classifications had no effect on the Company’s net loss or net loss per share, nor any effect on the Company’s balance sheet, statement of changes in shareholders’ equity (deficit) or statement of cash flows.

If you have any questions, please call the undersigned at (651) 234-6699 or Brett D. Anderson of Briggs and Morgan, P.A., our legal counsel, at (612) 977-8417.

Very truly yours,

By:	/s/ John H. Jungbauer
John H. Jungbauer
Vice President, Finance and
Chief Financial Officer

cc:           Marc P. Flores

Avron L. Gordon, Esq.

Brett D. Anderson, Esq.